200 Clarendon Street
27th Floor
Boston, MA 02116-5021
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

CHELSEA M. CHILDS
chelsea.childs@dechert.com
+1 617 728 7128 Direct
+1 617 275 8419 Fax

April 5, 2013

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Series Fund, Inc. (SEC File Nos. 3333-45431 and 811-08629) (the “Registrant”)

Dear Ms. Skeens:

We are writing in response to comments you and Michael Kosoff provided telephonically to me and Stephanie Capistron on March 8, 2013 with respect to Hartford Series Fund, Inc. Post-Effective Amendment No. 100, filed on February 15, 2013.  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectus.

1.              Comment:           Please explain whether Hartford Life Insurance Company (“Hartford Life”) and Forethought Life Insurance Company (“Forethought”) are affiliates for purposes of Section 17 of the Investment Company Act of 1940 (the “1940 Act”).

Response:            The Registrant confirms that Hartford Life and Forethought are not affiliates for purposes of Section 17 of the 1940 Act.

2.              Comment:           Please explain whether the Hartford Portfolio Diversifier HLS Fund’s (the “Fund”) strategy will be implemented in part based on contract owner data provided by Forethought.

Response:            The Registrant confirms that Fund’s strategy will be implemented in part based on contract owner data provided by Forethought.  In particular, the calculation of the Portfolio Diversifier Index (the “Index”) is based in part on data regarding the equity allocations made by Hartford Life and Forethought contract holders.  As part of the

Fund’s principal investment strategy, the Fund seeks to replicate the performance of the Index.

3.              Comment:           The staff of the Securities and Exchange Commission notes that the Fund’s investment objectives and strategies contain references to Hartford Life.  Please clarify whether the investment objectives and strategies should also refer to Forethought and update the disclosure as needed.

Response:            The Registrant will revise the disclosure consistent with this comment.

4.              Comment:           In June 2011, the Fund’s investment adviser agreed to certain undertakings with respect to the Fund and information to be provided to the Registrant’s Board of Directors (the “Board”) in order to enable the Board to determine whether, consistent with the purpose of Section 17(d), the Fund has been managed in the interests of the Fund’s beneficial owners, rather than in the interest of Hartford Life to the detriment of the beneficial owners’ interests (understanding that the management of the Fund pursuant to its investment objective and strategy will have the effect of providing certain benefits to Hartford Life, as described in the Fund’s Prospectus).  Please explain whether, to the extent these undertakings relate to Hartford Life, the Fund’s investment adviser will also agree to these undertakings with respect to Forethought.

Response:            The Registrant confirms that the Fund’s investment adviser has agreed to the same undertakings with respect to Forethought as those outlined in the Registrant’s letter to David Grim dated June 3, 2011.

5.              Comment:           Please explain the appropriateness of the operation of the Fund in light of Section 17(d) and Rule 17d-1 under the 1940 Act and the fiduciary duties owed to the beneficial owners of the Fund’s shares by the Fund’s investment adviser and the Board.  In particular, please explain whether the Registrant has reevaluated its original analysis regarding the Fund’s appropriateness in light of the fact that Fund shares are now sold to Forethought variable annuity separate accounts and discuss why the Registrant believes the Fund’s operation continues to be appropriate in light of Section 17 and Rule 17d-1 and the fiduciary duties noted above.

Response:            The Registrant confirms that it has reconsidered the appropriateness of the Fund in light of Section 17(d) and Rule 17d-1, and that its original analysis outlined in the Registrant’s letter to Michael Kosoff dated March 28, 2011 has not changed as a result of permitting Forethought to use the Fund in Forethought’s variable annuity contracts.  Forethought is not an affiliated person of Hartford Life, as noted in response to comment 1 above.  The Fund’s investment adviser has provided the Board with information regarding the benefits of the Fund to both Hartford Life and Forethought contract holders.  In addition, the Registrant notes that the Fund and its investment adviser have adopted a policy and procedures that address any compliance issues relating to the offering of the Fund to Forethought.  In this regard, data provided by Forethought are treated in the same manner as data provided by Hartford Life under the Fund’s compliance policy and procedures.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	Edward P. Macdonald
John V. O’Hanlon